[redacted]

15048622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AB 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52364

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., DC
194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Matrix Private Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1021 East Cary Street, Suite 1150
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name - if individual, state last, first, middle name)

4510 Cox Road, Suite 200 (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CA 3/13/15

OATH OR AFFIRMATION

I, Cedric Fortemps, CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Matrix Private Equities, Inc. (the Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

DIANA BLANDFORD LAMBERT COMMONWEALTH OF VIRGINIA NOTARY PUBLIC

Diana Blandford Lambert
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #271222

Cedric Fortemps

Cedric Fortemps, CFO

Diana Blandford Lambert

commission expires 9/30/2015

Sworn and subscribed to before me this 26th day of February, 2015.

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Balance Sheet.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt)
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
(x) (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
( ) (k) A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) () Independent Accountant's Report on Exemption Report (bound separately)
(x) () Exemption Report (bound separately)

Financial Statements
Year ended
December 31, 2014

Matrix Private Equities, Inc.

Matrix Private Equities, Inc.
Contents

DHG
DIXON HUGHES GOODMAN LLP

4510 Cox Road, Suite 200
Glen Allen, VA 23060
D 804.282.7636
F 804.282.1461
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNITNG FIRM

To the Board of Directors
Matrix Private Equities, Inc.

We have audited the accompanying financial statements of Matrix Private Equities, Inc. (a Virginia corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Matrix Private Equities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Matrix Private Equities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 11-12 has been subjected to audit procedures performed in conjunction with the audit of Matrix Private Equities, Inc.'s financial statements. The supplemental information is the responsibility of Matrix Private Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 26, 2015

Matrix Private Equities, Inc.

Balance Sheet

December 31,		2014
Assets		
Cash	$	1,020,290
Accounts receivable		36,160
Prepaid expenses		7,691
Goodwill		20,303
Total Assets	$	1,084,444
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses		38,580
Due to related party		309,237
Distribution payable		182,624
Deferred rent payable		32,899
Promissory note payable for former stockholder		277,412
Subordinated note payable		25,000
Total liabilities		865,752
Commitments and contingencies (Note 6 and 7)		
Stockholders' equity		
Common stock		17
Shareholder notes receivable		(5,406)
Retained earnings		224,081
Total stockholders' equity		218,692
	$	1,084,444

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Income

Year Ended December 31,		2014
Revenue		
Fee income	$	5,998,341
Reimbursable Expenses		82,799
Total Revenue	$	6,081,140
Operating expenses		
Commissions	$	2,934,056
Allocated general and administrative expenses - related party		2,345,908
Provision for bad debt		100,000
Professional fees		100,106
Taxes, licenses and permits		57,309
Miscellaneous		92,458
		5,629,837
Income from operations		451,303
Other income and expense		
Interest income		1,331
Interest expense		(1,500)
		(169)
Net income	$	451,134

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2014

		Common Stock		Additional Paid-In Capital		Shareholder Notes Receivable		Retained Earnings		Total
Balance - December 31, 2013	$	22	$	122,618	$	(16,219)	$	561,603	$	668,024
Repurchase of shares		(5)		(122,618)		-		(154,789)		(277,412)
Repayment of note receivable		-		-		10,813		-		10,813
Distributions		-		-		-		(633,868)		(633,868)
Net income		-		-		-		451,134		451,134
Balance - December 31, 2014	$	17	$	-	$	(5,406)	$	224,080	$	218,691

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of of General Creditors

Year Ended December 31, 2014

Balance - December 31, 2013	$	25,000
Increases (decreases) in subordinated note		-
Balance - December 31, 2014	$	25,000

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Cash Flows

Year Ended December 31,		**2014**
Cash flows from operating activities		
Net income	$	451,134
Adjustments to reconcile to net cash from operating activities:		
Provision for bad debt		100,000
Deferred rent		2,861
Change in:		
Prepaid expenses		1,491
Accounts receivable		444
Note receivable		(100,000)
Accounts payable and accrued expenses		25,627
Due to related party		(215,179)
Net cash from operating activities		266,378
Cash flows from financing activities		
Repayment of shareholder note		10,813
Payments of dividends on common stock		(451,244)
Net cash from financing activities		(440,431)
Net change in cash and cash equivalents		(174,053)
Cash - beginning of year		1,194,343
Cash - end of year	$	1,020,290
Supplemental disclosure of cash flow information		
Cash paid for interest	$	3,875
Supplemental disclosure of noncash investing and financing activities		
Issuance of Promissory note to former stockholder for repurchase of common stock	$	277,412
Distribution Payable at December 31, 2014	$	182,624

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Matrix Private Equities, Inc. (Company) is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Richmond, Virginia. The Company provides merger and acquisition consulting services primarily to privately held companies, and assists with the placement of new offerings of debt and equity securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents at year-end.

Goodwill

Goodwill represents the excess of the cost over the fair value of net assets acquired. The amount is subject to annual assessment for impairment by applying a fair value based test. During the year ended December 31, 2014, no impairment losses were incurred.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

Fee Income

The Company generally earns fee income from investment banking advisory services in the form of retainer fees or contingent fee arrangements. Contingent fee arrangements are recognized as revenue upon completion of the agreed-upon transactions. Retainer fees are generally non refundable and are recognized as revenue when earned under the arrangement. Fee income includes seven customers which accounted for approximately 82% of the total fee income for 2014.

Reimbursable Expenses

The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred and the revenue is earned. The Company includes the costs incurred for these reimbursed expenses as a component of miscellaneous expense. For the year ended December 31, 2014, the costs incurred and included in miscellaneous expense approximated the related revenues.

Accounts and Notes Receivable

The Company carries its accounts and notes receivable net of an allowance for doubtful accounts. Accounts and note receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible amounts based on management estimates. Allowance adjustments are charge to bad debt expense in the period in which the related facts causing adjustment become known. As of December 31, 2014, management recorded an allowance for doubtful accounts of $100,000 on a $100,000 note receivable.

Commissions

Commissions are incurred and accrued at the time the related fee income is recognized.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 3, 2014 Tax years ending on or after December 31, 2011 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2015, the date the financial statements were available to be issued.

3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC) Rule 15c3-1 (Rule). This Rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $179,538, which was $123,588 in excess of its net capital requirement of $55,950. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 4.67 to 1 as of December 31, 2014.

4. Shareholder Notes Receivable

During 2012, upon issuance of common shares, the Company issued promissory notes to three shareholders. The shareholders pledged the issued shares as collateral for the notes. Payments on the notes will be paid in three annual installments of principal plus interest at 5% beginning December 31, 2013. The second of the three installments plus interest was received by the Company on December 31, 2014. One Shareholder paid his note in full on December 31, 2014.

5. Capital Stock

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. As of December 31, 2014, issued and outstanding shares were 1,679.557, and additional paid in capital was zero.

6. Stockholder Redemption

During the year ended December 31, 2014, the Company and one of its stockholders entered into a stockholder redemption agreement whereby the stockholder's equity in the Company would be redeemed in exchange for $277,412. Principal payments of $7,706 plus interest at prime plus 2% are payable over 36 months commencing January 31, 2015. Annual future maturities are $92,470 for 2015, 2016 and 2017. The note is secured by an Issuance of Shares agreement.

As part of this redemption agreement, the stockholder is owed a contingent future payment which, per the agreement's provisions, shall be based on one times the average of earnings before interest, taxes, depreciation and amortization ("EBITDA", a non-GAAP financial measure) for the 3 years following the stock redemption. The agreement also calls for the stockholder to be paid a referral fee for future referrals made to the Company and the stockholder shall also be paid for future consulting services provided to the Company. In addition, this stockholder may be eligible for commissions and originating fees on certain transactions that close subsequent to the redemption agreement. As such amounts described above are not known until future periods occur, the related future anticipated payments have been recognized as a contingency, and thus no accrual shall be recognized until the amount is probable and estimable.

7. Related Party Transactions

The Company has an agreement with an affiliated company, Matrix Capital Markets Group, Inc. (MCMG) that requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. During 2014, the Company recorded $2,345,908 of allocable expenses payable to MCMG as a result of this agreement. At year-end, amounts due to MCMG represent reimbursable expenses of $309,238.

The Company is a joint tenant with MCMG under an operating lease agreement for their Richmond, Virginia office location. Rent expense under this lease is shared with MCMG under the Expense Sharing Agreement. Future minimum commitments due jointly by the company and MCMG for rent under this agreement are as follows:

2015	$130,151
2016	$134,056
2017	$138,077
2018	$142,220
Thereafter	$184,207
Total	$728,711

During 2011, the Company issued a subordinated note payable to MCMG in the amount of $25,000 bearing interest at 6% per annum. Interest accrues on the note payable and is payable along with the entire principal balance when the note matures on June 1, 2016. SEC rules require prior written approval of FINRA before any repayment of a subordination note can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted, since such advances would constitute unauthorized prepayments. The fair value of the subordinated note payable approximates its carrying value.

MCMG is owned and controlled by the stockholders of the Company.

* * * * *

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31,	**2014**
Stockholders' equity	
Stockholders' equity qualified for net capital	$ 218,692
Subordinated liabilities	
Liabilities subordinated to claims of general creditors	25,000
Total capital and allowable subordinated liabilities	$ 243,692
Nonallowable assets and miscellaneous capital charges	
Other assets	64,154
Net capital	$ 179,538
Amounts included in total liabilities which represent aggregate indebtedness	$ 839,251
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 55,950
Net capital in excess of minimum requirements	$ 123,588
Ratio of aggregate indebtedness to net capital	4.67
Ratio of debt to debt-equity total	0.1026

Note : There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2014.

See report of independent auditors.

December 31, 2014

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

The Company is exempt from reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Matrix Private Equities, Inc.

Member FINRA, SIPC

February 6, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Matrix Private Equities, Inc.
Two James Center
1021 East Cary Street, Suite 1150
Richmond, VA 23219
CRD#: 103871

Exemption Report pursuant to Exchange Act 17a-5 (d) (4)
For the fiscal year ending December 31, 2014

Gentlemen:

Matrix Private Equities, Inc. (broker dealer) and the Principals of Matrix Private Equities, Inc. hereby make the following statements to their best knowledge and belief:

Matrix Private Equities, Inc. operates pursuant to provision (k) (2) (i) of Exchange Act Rule 15c3-3, and does not hold customer funds or safeguard customer securities in the conduct of its approved business activities. This exemption provision is outlined in paragraph B (2) of the broker dealer's current FINRA Membership Agreement dated August 7, 2001.

Matrix Private Equities, Inc. has met the identified exemption provision throughout the entire fiscal year 2014 without exception.

Sincerely,

Michael C. Morrison

Michael C. Morrison, President

CC: Philadelphia Regional Office of the SEC
Sharon Binger, Regional Director
One Penn Center
1617 JFK Boulevard, Suite 520
Philadelphia, PA 19103

DHG
DIXON HUGHES GOODMAN LLP

4510 Cox Road, Suite 200
Glen Allen, VA 23060
D 804.282.7636
F 804.282.1461
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNITNG FIRM

To the Board of Directors
Matrix Private Equities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Exchange Act 19a-5(d)(4) for the year ending December 31, 2014, in which (1) Matrix Private Equities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Matrix Private Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Matrix Private Equities, Inc. stated that Matrix Private Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Matrix Private Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Matrix Private Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 26, 2015

DHG
DIXON HUGHES GOODMAN LLP

4510 Cox Road, Suite 200
Glen Allen, VA 23060
D 804.282.7636
F 804.282.1461
www.dhgllp.com

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Matrix Private Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Matrix Private Equities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Matrix Private Equities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Matrix Private Equities, Inc.'s management is responsible for Matrix Private Equities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2053*********************MIXED AADC 220
052364 FINRA DEC
MATRIX PRIVATE EQUITIES INC
TWO JAMES CENTER
1021 E CARY ST STE 1150
RICHMOND VA 23219-4051

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 14,995.85

B. Less payment made with SIPC-6 filed (exclude interest) (7,293.72)
7/21/14
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 7,702.13

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,702.13

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,702.13

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Matrix Private Equities
(Name of Corporation, Partnership or other organization)

Beth Wilkerson
(Authorized Signature)

Controller
(Title)

Dated the 23 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,081,140
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for Dollar Reimbursements (Deductions in excess of $100,000 require documentation)	82,799
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	82,799
2d. SIPC Net Operating Revenues	$ 5,998,341
2e. General Assessment @ .0025	$ 14,995.85

(to page 1, line 2.A.)